Valneva Announces Successful Outcome of its
Annual General Meeting

Dr. Gerd Zettlmeissl is appointed as Chair of the Board of Directors

Lyon (France), June 25, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that shareholders approved all resolutions recommended by the Board of Directors at the Company’s Annual General Meeting (AGM), held earlier today in Lyon, France.
Key resolutions adopted included the approval of the 2025 financial statements, renewal of authorizations granted to the Board of Directors regarding the Company’s share capital, and the transfer of Valneva’s registered office to Lyon following the closure of its Nantes site.
Shareholders also approved the reappointment of five Board members. Anne-Marie Graffin, James Sulat and Kathrin Jansen were reappointed for one-year terms, James Connelly for a two-year term, and Valneva’s Chief Executive Officer Thomas Lingelbach for a three-year term.
At a Board meeting held following the AGM, Dr. Gerd Zettlmeissl, an independent director, was appointed as Chair of the Board of Directors. Dr. Zettlmeissl is a vaccine expert and biotech entrepreneur with more than 40 years of scientific and leadership experience in the biopharmaceutical industry. During the last 15 years he served as chair of the Board of Directors of several non-profit vaccine organizations as well as public and private biotech companies. He succeeds Anne-Marie Graffin, who chaired the Board for the past three years and who will continue as Vice-chair of the Board.
Gerd Zettlmeissl, chair of Valneva´s Board of Directors, commented, “I am honored to be appointed chair of the Board and would like to thank Anne-Marie for her outstanding leadership during her tenure. I look forward to working closely with my fellow board colleagues and the management team to support Valneva’s strategic priorities and long-term value creation for shareholders.”
Detailed voting results will be made available in the “Investors & Media” section of Valneva’s corporate website in the coming days.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Media and Investor Relations Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to use and regulatory review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results or new adverse events, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

2